UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March 2006
                    ----------------------------------------
                                 Frontline Ltd.
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                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F [X]      Form 40-F [ ]
                            --------            --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]     No [X]
                              --------     --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    --------

Item 1.  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company") dated today, March 3, 2006.

                                    Exhibit 1


FRO - Organisational Change

Tom Jebsen has delivered in resignation notice from his position as CFO in Frontline Ltd. Through this position Mr. Jebsen has also acted as CFO in Ship Finance International Limited and Golden Ocean Group Limited.

Mr. Jebsen has been a very valuable employee in Frontline since he started in the company in 1997. In view of his solid contribution and professional work, The Frontline Group regrets Mr. Jebsen's decision but wishes him the best in his new job.

Mr. Jebsens termination period ends in the end of August 2006.

The board of Frontline Management AS will seek his replacement ASAP.


Oslo, March 3, 2006
Frontline Management AS

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                      Frontline Ltd.
                                        ----------------------------------------
                                                       (Registrant)



Date         March 3, 2006              By      /s/ Tor Olav Tr0im
    --------------------------------       ------------------------------------
                                                    Tor Olav Tr0im
                                                Vice-President and Director





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